Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: May 11, 2004

Legal Information

The combination of KLM and Air France is being implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. shareholders may obtain these documents free of charge by contacting our information agent, Georgeson Shareholder Communications Inc., at 1-212-440-9800 or toll free at 1-866-297-1410.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including Air France’s registration statement on Form F-4 and KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS APRIL 2004 TRAFFIC INFORMATION DISSEMINATED BY AIR FRANCE AND KLM ROYAL DUTCH AIRLINES ON MAY 11, 2004.

Roissy, 11 May 2004

APRIL 2004 TRAFFIC

è	Good performance of passenger operations
è	Seat load factor up 5.8 points to 79.5%

Passenger Operations

The presentation of the newly consolidated traffic figures of Air France-KLM has resulted in an harmonization of the geographic route area definitions of both airlines. April 2003 figures have been restated accordingly.

Apart from a favourable basis effect due to the impact of SARS last year, both Air France and KLM posted improved passenger operations, recovering their pre-crisis (April 2001) traffic level.

–	Air France’s traffic rose by 18.2% for an 11.9% increase in capacity compared to last year. The load factor gained 4.1 points to 77.7%.

–	KLM’s traffic increased by 21.7% on an 8.6% rise in capacity. The load factor increased by 8.9 points to a high 82.9%.

As a consequence, the Air France-KLM Group reported a good performance in April 2004. Combined traffic increased by 19.5% while capacity was up 10.7%. This resulted in a load factor increase of 5.8 points to 79.5%. Excluding Asia/Pacific, traffic was up 13.4% for a 9.5% growth in capacity, resulting in a 2.8-point improvement in the load factor (79.1%).

This overall good performance was mainly driven by long-haul operations.

–	The Americas network performed well, thanks notably to the buoyant Latin American market where both airlines posted record high load factors.

–	On the Asian routes, the year-on-year comparison is distorted by the strong impact of SARS in April 2003.

–	Africa posted a positive commercial performance while the Middle East benefited from a weak basis due to the war in Iraq last year.

–	On the Caribbean & Indian Ocean routes, where Air France accounts for more than 80% of the network, the French airline decreased its capacity in order to take into account the new competitive environment. The combined load factor stands at a high 84.0%.

The European network (including the domestic French market) posted a positive performance (load factor up 1.6 points to 69.4%).

Cargo Operations

Air France and KLM are currently finalizing the harmonization of their calculation method for cargo capacity. The figures provided herein are the addition of Air France and KLM cargo operations under their respective calculation methods. Restated figures for April 2004 and 2003 will be provided in the next traffic release.

Combined cargo traffic increased by 10.8% for a 12.9% rise in capacity. This resulted in a 1.3-point drop in cargo load factor to 67.7%.

For Air France alone, cargo traffic rose 7.8% while capacity grew by 14.7%. The load factor declined by 4.1 points to 63.4%.

KLM’s cargo capacity was 10.5% higher compared to last year. This increase is the result of the introduction of a new Boeing 747-400ER freighter. Cargo traffic was up 14.6%. As a consequence, the load factor improved by 2.6 points to 73.5%.

Calendar

è	In order to provide a comparative base, you will receive the restated monthly traffic data of Air France-KLM for the past fiscal year (FY 2003-04) by the end of May.

è	Tuesday 18 May 2004

–	Publication of Air France FY 2003-04 results at 7:30 a.m. (Paris time)

–	Analyst meeting at CDG at 11:30 a.m. (Paris time)

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -dobarbarin@airfrance.fr- website:www.airfrance finance.com

STATISTICS

Passenger Operations (million)

	April				Cumulative
Total Group	2004	2003	%		2004	2003	%
Passengers carried (000)	5,590	4,947	+13.0%		5,590	4,947	+13.0%
Available seat-kilometers (ASK)	18,010	16,264	+10.7%		18,010	16,264	+10.7%
Revenue pax-kilometers (RPK)	14,313	11,981	+19.5%		14,313	11,981	+19.5%
Passenger load factor (%)	79.5	73.7	+5.8	pts	79.5	73.7	+5.8	pts

Europe (including France)
Passengers carried (000)	4,017	3,670	+9.5%		4,017	3,670	+9.5%
Available seat-kilometers (ASK)	4,432	4,057	+9.2%		4,432	4,057	+9.2%
Revenue pax-kilometers (RPK)	3,075	2,750	+11.8%		3,075	2,750	+11.8%
Passenger load factor (%)	69.4	67.8	+1.6	pts	69.4	67.8	+1.6	pts

America (North and South)
Passengers carried (000)	615	502	+22.5%		615	502	+22.5%
Available seat-kilometers (ASK)	5,263	4,646	+13.3%		5,263	4,646	+13.3%
Revenue pax-kilometers (RPK)	4,502	3,733	+20.6%		4,502	3,733	+20.6%
Passenger load factor (%)	85.5	80.4	+5.2	pts	85.5	80.4	+5.2	pts

Asia / Pacific
Passengers carried (000)	327	218	+49.9%		327	218	+49.9%
Available seat-kilometers (ASK)	3,595	3,100	+16.0%		3,595	3,100	+16.0%
Revenue pax-kilometers (RPK)	2,905	1,925	+50.9%		2,905	1,925	+50.9%
Passenger load factor (%)	80.8	62.1	+18.7	pts	80.8	62.1	+18.7	pts

Middle East and Africa
Passengers carried (000)	352	261	+35.0%		352	261	+35.0%
Available seat-kilometers (ASK)	2,320	1,944	+19.3%		2,320	1,944	+19.3%
Revenue pax-kilometers (RPK)	1,815	1,443	+25.8%		1,815	1,443	+25.8%
Passenger load factor (%)	78.2	74.2	+4.0	pts	78.2	74.2	+4.0	pts

Caribbean-Indian Ocean
Passengers carried (000)	279	296	(5.8)%		279	296	(5.8)%
Available seat-kilometers (ASK)	2,401	2,518	(4.6)%		2,401	2,518	(4.6)%
Revenue pax-kilometers (RPK)	2,016	2,129	(5.3)%		2,016	2,129	(5.3)%
Passenger load factor (%)	84.0	84.6	(0.6	)pts	84.0	84.6	(0.6	)pts

Cargo Operations (million)

	April				Cumulative
Total Group	2004	2003	%		2004	2003	%
Available tonne-km (ATK)	1,256	1,113	12.9%		1,256	1,113	12.9%
Revenue tonne-km (RTK)	850	767	10.8%		850	767	10.8%
Cargo load factor (%)	67.7	69.0	(1.3	)pts	67.7	69.0	(1.3	)pts

Europe (including France)
Available tonne-km (ATK)	44	44	0.4%		44	44	0.4%
Revenue tonne-km (RTK)	9	8	11.4%		9	8	11.4%
Cargo load factor (%)	21.1	19.0	2.1	pts	21.1	19.0	2.1	pts

America (North and South)
Available tonne-km (ATK)	422	405	4.1%		422	405	4.1%
Revenue tonne-km (RTK)	288	278	3.4%		288	278	3.4%
Cargo load factor (%)	68.3	68.8	(0.5	)pts	68.3	68.8	(0.5	)pts

Asia / Pacific
Available tonne-km (ATK)	579	480	20.6%		579	480	20.6%
Revenue tonne-km (RTK)	426	365	16.7%		426	365	16.7%
Cargo load factor (%)	73.5	76.0	(2.5	)pts	73.5	76.0	(2.5	)pts

Middle East and Africa
Available tonne-km (ATK)	122	97	25.4%		122	97	25.4%
Revenue tonne-km (RTK)	75	63	19.3%		75	63	19.3%
Cargo load factor (%)	61.6	64.8	(3.2	)pts	61.6	64.8	(3.2	)pts

Caribbean-Indian Ocean
Available tonne-km (ATK)	90	87	3.1%		90	87	3.1%
Revenue tonne-km (RTK)	52	53	(0.7)%		52	53	(0.7)%
Cargo load factor (%)	58.5	60.8	(2.3	)pts	58.5	60.8	(2.3	)pts

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